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           August 12, 2022

       Sandra Boenisch
       Principal Financial Officer
       ANAVEX LIFE SCIENCES CORP.
       630 5th Avenue, 20th Floor
       New York , NY 10111

                                                        Re: ANAVEX LIFE
SCIENCES CORP.
                                                            10-K filed November
24, 2021
                                                            File No. 001-37606

       Dear Ms. Boenisch:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Life Sciences